Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated
Financial Statements

December 31, 2017

(expressed in thousands of Canadian dollars)

February 13, 2018

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at December 31, 2017 and June 30, 2017
(expressed in thousands of Canadian dollars)

	December 31, 2017	June 30, 2017
	$	$
Assets

Current assets

Cash and cash equivalents	43,874	62,143
Cash held in trust (note 8)	—	239,877
Amounts receivable (note 5)	253,730	245,033
Prepaid expenses and other	9,323	10,092
Investment in film and television programs (note 6)	197,370	195,180
	504,297	752,325

Long-term amounts receivable (note 5)	19,324	26,502
Acquired and library content (note 7)	153,052	155,940
Property and equipment	30,064	30,996
Intangible assets	533,757	555,408
Goodwill	239,773	240,534
	1,480,267	1,761,705
Liabilities

Current liabilities

Bank indebtedness (note 8)	12,817	—
Accounts payable and accrued liabilities	132,229	178,365
Deferred revenue	52,132	50,949
Interim production financing (note 8)	98,419	101,224
Current portion of long-term debt and obligations under finance leases (note 8)	9,492	234,876
	305,089	565,414

Long-term debt and obligations under finance leases (note 8)	718,793	748,459
Other long-term liabilities	16,045	17,420
Deferred income taxes (note 10)	17,691	14,559
	1,057,618	1,345,852

Shareholders’ Equity
Equity attributable to Shareholders of the Company	334,627	329,297
Non-controlling interest	88,022	86,556
	422,649	415,853
	1,480,267	1,761,705

Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the six month periods ended December 31, 2017 and 2016
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings $	Non- controlling interest $	Total $
Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835
Net income for the period	—	—	—	7,127	—	7,127
Other comprehensive income for the period	—	—	954	—	—	954
Comprehensive income for the period	—	—	954	7,127	—	8,081
Shares issued pursuant to the employee share purchase plan ("ESPP")	103	—	—	—	—	103
Stock options exercised	149	(45)	—	—	—	104
Dividends declared	492	—	—	(4,817)	—	(4,325)
Share-based compensation	—	2,891	—	—	—	2,891
Balance - December 31, 2016	303,572	23,334	(19,332)	36,115	—	343,689

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853
Net income for the period	—	—	—	15,559	3,246	18,805
Other comprehensive loss for the period	—	—	(7,585)	—	—	(7,585)
Comprehensive income (loss) for the period	—	—	(7,585)	15,559	3,246	11,220
Shares issued pursuant to the ESPP	115	—	—	—	—	115
Non-controlling interest on acquisition of a subsidiary (note 4)	—	—	—	—	4,178	4,178
Stock options exercised	160	(51)	—	—	—	109
Dividends reinvested and paid	284	—	—	(5,365)	—	(5,081)
Share-based compensation	—	2,213	—	—	—	2,213
Distributions to non-controlling interests	—	—	—	—	(5,958)	(5,958)
Balance - December 31, 2017	304,879	28,472	(29,181)	30,457	88,022	422,649

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income
For the three and six month periods ended December 31, 2017 and 2016
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Revenues (note 18)	121,941	78,884	220,562	132,718
Expenses (note 12)
Direct production costs and expense of film and television produced	67,995	36,866	123,645	59,516
Amortization of acquired and library content (note 7)	3,791	2,526	7,690	5,827
Amortization of property and equipment and intangible assets	5,892	4,059	11,800	7,884
Development, integration and other	2,373	846	3,958	1,472
Write-down of investment in film and television programs and acquired and library content	1,050	447	1,050	447
Selling, general and administrative	20,717	19,640	40,543	37,283
Finance expense (note 11)	6,619	6,830	6,946	10,797
Finance income (note 11)	(56)	(124)	(144)	(301)
	108,381	71,090	195,488	122,925
Income before income taxes	13,560	7,794	25,074	9,793
Provision for income taxes (note 10)
Current income taxes	2,643	2,501	3,355	3,036
Deferred income taxes	1,679	(462)	2,914	(370)
	4,322	2,039	6,269	2,666
Net income for the period	9,238	5,755	18,805	7,127
Net income attributable to non-controlling interest	1,827	—	3,246	—
Net income attributable to Shareholders of the Company	7,411	5,755	15,559	7,127
Basic earnings per common share (note 16)	0.06	0.04	0.12	0.05
Diluted earnings per common share (note 16)	0.05	0.04	0.12	0.05

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)
For the three and six month periods ended December 31, 2017 and 2016
(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Net income for the period	9,238	5,755	18,805	7,127
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of income
Cumulative translation adjustment	(1,757)	(402)	(7,585)	954
Comprehensive income for the period	7,481	5,353	11,220	8,081

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six month periods ended December 31, 2017 and 2016
(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2017	2016
	$	$
Cash provided by (used in)

Operating activities
Net income attributable to Shareholders for the period	15,559	7,127
Charges (credits) not involving cash
Amortization of property and equipment	3,676	2,260
Amortization of intangible assets	8,124	5,624
Unrealized foreign exchange loss (gain)	(11,397)	5,105
Amortization of deferred financing fees	2,558	797
Non controlling interest	3,246	—
Accretion on tangible benefit obligation	268	396
Share-based compensation	2,213	2,891
Accreted interest on Senior Unsecured Convertible Debentures	834	—
Amortization of debt premium	—	69
Movement in the fair value of embedded derivatives	(7,400)	(2,100)
Deferred tax expense (recovery)	2,914	(370)
Write-down of acquired and library content	1,050	—
Write-down of investment in film and television programs	—	447
Amortization of acquired and library content	7,690	5,827
Net investment in film and television programs (note 17)	(1,865)	(20,884)
Net change in non-cash balances related to operations (note 17)	(39,872)	(14,680)
Cash provided by (used in) operating activities	(12,402)	(7,491)

Financing activities
Dividends paid	(5,081)	(4,325)
Proceeds from issuance of common shares related to ESPP and options exercised	224	207
Proceeds from bank indebtedness	12,817	8,641
Proceeds from (repayment of) interim production financing	(2,805)	(2,879)
Distributions to non-controlling interests	(5,958)	—
Payment of debt issue costs	(416)	—
Decrease in cash held in trust	239,877	—
Repayment of long-term debt and obligations under finance leases	(230,521)	(5,966)
Cash provided by (used in) financing activities	8,137	(4,322)

Investing activities
Business acquisitions, net of cash acquired (note 4)	(7,641)	—
Acquisition of property and equipment	(1,476)	(8,724)
Acquisition/cost of intangible assets	(4,070)	(1,927)

Cash used in investing activities	(13,187)	(10,651)

Effect of foreign exchange rate changes on cash	(817)	228

Net change in cash and cash equivalents during the period	(18,269)	(22,236)

Cash and cash equivalents - Beginning of period	62,143	80,446

Cash and cash equivalents - End of period	43,874	58,210

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information included in the annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2017. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2017.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on February 13, 2018.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2017, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2017 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Brands	10 to 20 years straight-line or indefinite life

Intangible assets with indefinite lives are not amortized. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, and if not, the change in useful life from indefinite to finite is made on a prospective basis.

Senior unsecured convertible debentures

The Company accounts for the senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures") (notes 4 and 8) by allocating the proceeds of the Senior Unsecured Convertible Debentures, net of issue costs between debt component and the embedded derivatives based on the estimated fair values of the debt component and the embedded derivatives, as determined by the residual valuation of the debt component. Under this approach, the embedded derivatives are valued first and the difference between the proceeds of the Senior Unsecured Convertible Debentures and the estimated fair value of the embedded derivatives is assigned to the debt component. Interest expense is recorded as a charge to earnings and is calculated at an effective rate with the difference between the coupon rate and the effective rate being credited to the debt component of the Senior Unsecured Convertible Debentures as an accretion charge, such that at maturity the debt component is equal to the face value of the outstanding Senior Unsecured Convertible Debentures.

The Company has the option to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares when a Senior Unsecured Convertible Debenture holder submits a notice of conversion; accordingly, the embedded derivatives are recorded as a financial liability and is included with the debt component of the Senior Unsecured Convertible Debentures on the consolidated balance sheet.

Statement of cash flows

The IASB issued amendments to IAS 7, "Statement of Cash Flows" ("IAS 7") to improve financial information provided to users of financial statements about an entity's financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no impact on the Company's consolidated financial statements.

4	Acquisitions

i)	On September 15, 2017, the Company acquired 51% of the outstanding shares of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration US$3,570 ($4,350) paid at closing, subject to a customary working capital adjustment; and
•	Two performance based earn-outs, each in the amount of up to US$1,000 ($1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing.

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The acquisition of Ellie Sparkles was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Ellie Sparkles since September 15, 2017.

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	122
Acquired and library content	8,406
8,528

Liabilities
Non-controlling interest	4,178
Net assets acquired	4,350

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

ii)	On June 30, 2017 (“IED Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (“IED”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,132 ($453,070), consisting of US$345,000 ($447,707) paid at closing for the purchase price and a working capital adjustment of US$4,132 ($5,363), of which US$1,503 ($1,950) was paid at closing, and US$2,629 ($3,413) of which was paid during the period. Specifically, the acquisition of IED consisted of two Membership Interest Purchase Agreements which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of IED was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes").

The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of IED on June 30, 2017 were automatically converted into special warrants (the "Special Warrants"), and effective October 1, 2017 were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures. The details of the Refinancing are further described in note 8. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holdings LLC, which for the six months ended December 31, 2017 amounted to a total of $29,219.

The goodwill value of $25,685 arising from the acquisition of IED is attributable to the Company’s ability to further develop the Peanuts and Strawberry Shortcake properties in new ways; the increased size and scale of the combined consumer products and licensing businesses; synergies related to the Company’s CPLG business, which manages copyrights, licensing and brands; and the value of the assembled workforce. Goodwill is measured as the excess of the consideration transferred and the amount of non-controlling interests over the estimated fair value of the identifiable assets acquired and the liabilities assumed.

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The acquisition of IED was accounted for using the purchase method; and as such, the results of operations reflect the revenues and expenses of IED since June 30, 2017.

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	12,754
Amounts receivable	17,567
Prepaid expenses and deposits	1,787
Long term receivables	8,661
Acquired and library content	74,618
Property and equipment	104
Intangible assets - brands	422,012
Goodwill	25,685
563,188

Liabilities
Accounts payable and accrued liabilities	6,665
Deferred revenue	12,445
Other liabilities	5,148
Non-controlling interest	85,860
110,118
Net assets acquired	453,070

The purchase price allocation has not been finalized and remains open. The Company will finalize the purchase price allocation when its valuation of the assets acquired and liabilities assumed is completed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

iii)	On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,121) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and
•	A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two year period following closing.

The acquisition of Kiddyzuzaa was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	10
Acquired and library content	3,484
Goodwill	695
4,189

Liabilities
Accounts payable and accrued liabilities	75
Deferred income tax liabilities	631
Non-controlling interest	696
1,402
Net assets acquired	2,787

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

5	Amounts receivable

	December 31, 2017	June 30, 2017
	$	$
Trade receivables	153,043	136,755
Less: Provision for impairment of trade receivables	(6,276)	(4,772)
	146,767	131,983

Goods and services tax recoverable, net	1,236	1,411
Federal and provincial film tax credits and other government assistance	105,727	111,639
Short-term amounts receivable	253,730	245,033
Long-term amounts receivable	19,324	26,502
Total amounts receivable	273,054	271,535

The aging of trade receivables not impaired is as follows:

	December 31, 2017	June 30, 2017
	$	$
Less than 60 days	133,975	125,081
Between 60 and 90 days	3,984	1,833
Over 90 days	8,808	5,069
	146,767	131,983

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable (continued)

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	December 31, 2017	June 30, 2017
	$	$
Opening balance	4,772	6,459
Provision for receivables	1,526	3,857
Receivables written off during the period	—	(5,300)
Recoveries of receivables previously provided for	(52)	(94)
Exchange differences	30	(150)
Closing balance	6,276	4,772

6	Investment in film and television programs

	December 31, 2017	June 30, 2017
	$	$

Development costs	1,947	1,678

Productions in progress
Cost, net of government and third party assistance	32,559	37,346

Productions completed and released
Cost, net of government and third party assistance	488,500	503,648
Accumulated expense	(355,860)	(343,487)
Accumulated write-down of investment in film and television programs	(11,131)	(11,131)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(29,873)
	121,509	119,157

Acquired participation rights - theatrical and non-theatrical
Cost	—	123,361
Accumulated expense	—	(53,926)
Transfer to acquired and library content (note 7)	—	(69,435)
	—	—

Program and film rights - broadcasting
Cost	134,405	120,655
Accumulated expense	(93,050)	(83,656)
	41,355	36,999
	197,370	195,180

All program and film rights - broadcasting, noted above, relate to DHX Television.

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	December 31, 2017	June 30, 2017
	$	$
Net opening investment in film and television programs	195,180	239,752
Increase (decrease) in development costs	269	238
Cost of productions (completed and released and productions in progress), net of government assistance and third party assistance	9,613	88,021
Expense of investment in film and television programs	(12,373)	(24,348)
Write-down in value of certain investment in film and television programs	—	(1,177)
Increase of program and film rights - broadcasting	13,750	15,839
Expense of program and film rights - broadcasting	(9,394)	(22,515)
Transfer to acquired and library content and reclassification of participation payables (note 7)	—	(99,308)
Exchange differences	325	(1,322)
	197,370	195,180

During the six month period ended December 31, 2017, interest of $919 (2016 - $1,085) has been capitalized to investment in film and television programs.

7	Acquired and library content

	December 31, 2017	June 30, 2017
	$	$
Net opening acquired and library content	155,940	—
Transfer from investment in film and television programs and a reclassification of participation payables	—	88,462
Additions IED (note 4)	—	74,618
Additions Kiddyzuzaa (note 4)	—	3,484
Additions Ellie Sparkles (note 4)	8,406	—
Write-down of acquired and library content	(1,050)	(363)
Amortization	(7,690)	(10,541)
Exchange differences	(2,554)	280
	153,052	155,940

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	December 31, 2017	June 30, 2017
	$	$

Bank indebtedness	12,817	—
Interim production financing	98,419	101,224
Long-term debt and obligations under finance leases	728,285	983,335
Interest bearing debt and obligations under finance leases	839,521	1,084,559
Amount due within 12 months	(120,728)	(336,100)
Amount due beyond 12 months	718,793	748,459

Effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of IED (note 4(ii)), the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

On May 31, 2017, and pursuant to the Company’s acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts, which upon closing of the acquisition of IED on June 30, 2017 were automatically converted into Special Warrants and were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures effective October 1, 2017.

The proceeds from the Refinancing were used to fund the acquisition of IED (note 4) and to repay all amounts owing pursuant to Former Senior Secured Credit Facilities and Senior Unsecured Notes.

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $37,635) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at December 31, 2017, $12,817 (June 30, 2017 - $nil) was drawn on the Revolving Facility, comprised of the following amounts payable: US$7,000, GBP£1,200, and $2,000.

b)	Interim production financing

	December 31, 2017	June 30, 2017
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $126,505 at December 31, 2017 (June 30, 2017 - $131,186).	98,419	101,224

During the six month period ended December 31, 2017, the $CDN bank prime rate averaged 3.09% (year ended June 30, 2017 - 2.70%).

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing (continued)

Federal and provincial film tax credits receivable and certain other contractual amounts receivable (note 5) are provided as security for the interim production financing. Upon collection of the amounts receivable, the related interim production financing is repaid, as required by the financing agreements.

c)	Long-term debt and obligations under finance leases

	December 31, 2017	June 30, 2017
	$	$

Term Facility, net of unamortized issue costs of $24,200 (June 30, 2017 - $26,023)	593,672	616,339
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $6,013 (June 30, 2017 - $6,249) and embedded derivatives at fair value	127,421	133,751
Senior Unsecured Notes	—	225,000
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2018 to March 2021	7,192	8,245
	728,285	983,335
Less: Current portion	(9,492)	(234,876)
	718,793	748,459

(i)	Term Facility

As at December 31, 2017, the Term Facility has a principal balance of US$492,525 (June 30, 2017 - US$495,000) and matures on December 29, 2023.

The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments which commenced September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023.

The Term Facility bears interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75%.

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

•	The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated quarterly in $USD, which commencing the 12 month period ended September 30, 2017 is not to exceed 7.25 times, stepping down to 6.75 times commencing for the 12 month period ended September 30, 2018, then stepping down to 6.50 times for the 12 month period ended September 30, 2019, then stepping down to 5.75 times commencing for the 12 month period ended September 30, 2020, then stepping down to 5.50 times commencing for the 12 month period ended September 30, 2021 through until maturity.

(ii)	Former Term Facility

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Term Facility which bore interest at floating rates, resulting in a debt extinguishment charge of $1,471 during the year ended June 30, 2017, representing the previously unamortized debt issue costs.

(iii)	Senior Unsecured Convertible Debentures

On May 31, 2017, and in contemplation of the closing of the acquisition of IED (note 4), the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of IED (note 4) on June 30, 2017 automatically converted into Special Warrants and were exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company effective October 1, 2017. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at an annual rate of 5.875%, paid semi-annually on March 31 and September 30. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

As detailed in note 3, the Company accounts for the Senior Unsecured Convertible Debentures by allocating the proceeds, net of issue costs, between the debt component and the embedded derivatives based on the estimated fair values of the debt component and the embedded derivatives, as determined by the residual value of the debt component. The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures; accordingly, the Senior Unsecured Convertible Debentures are deemed to have no equity component and the estimated fair value of the embedded derivatives is recorded as a financial liability and is included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at October 1, 2017, the initial estimated fair value of the embedded derivatives was $23,191.

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(iv)	Senior Unsecured Notes

As at December 31, 2017, the outstanding principal amount due on the Senior Unsecured Notes was $nil (June 30, 2017 - $225,000). The Senior Unsecured Notes bore interest at 5.875% and with an originally scheduled maturity of December 2, 2021.

On June 7, 2017, and pursuant to both the acquisition of IED (note 4) and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs, during the year ended June 30, 2017. On July 11, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

(v)	Principal repayments and undrawn borrowing facilities

The aggregate amount of scheduled principal repayments, excluding any potential Excess Cash Flow Payments, required in each of the next five years is as follows:

$
Year ending June 30, 2018	5,083
2019	8,459
2020	7,603
2021	7,233
2022 and beyond	736,686

9	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at December 31, 2017, the Company had 100,626,464 Common Voting Shares, 33,585,571 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the six months ended December 31, 2017, the Company issued 22,497 common shares, at an average price of $5.13 as part of the Company’s employee share purchase plan.

During the six months ended December 31, 2017, 60,000 common shares were issued out of treasury at an average price of $1.81 upon exercise of stock options.

During the six months ended December 31, 2017, the Company issued 67,990, common shares at an average price of $4.17, as part of the shareholder enrollment in the Company's dividend reinvestment program.

Options

On July 11, 2017, 1,620,000 stock options were granted to directors, officers and employees with an exercise price of $5.73 per common share, vesting over four years, expiring on July 10, 2024.

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Share capital and contributed surplus (continued)

On October 2, 2017, 300,000 stock options were granted to employees with an exercise price of $5.47 per common share, vesting over four years, expiring on October 1, 2024.

During the six months ended December 31, 2017, 952,500 options, having an average exercise price of $7.78 per common share, were forfeited.

During the six months ended December 31, 2017, 60,000 common shares were issued out of treasury at an average price of $1.81 upon exercise of stock options.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the six months ended December 31, 2017:

Weighted average grant value date	$1.67
Risk-free rate	1.45%
Expected option life	5 years
Expected volatility	36%
Expected dividend yield	1.35%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

Performance share unit plan

During the six months ended December 31, 2017, 42,735 performance share units were forfeited.

10	Income taxes

Significant components of the Company’s net deferred income tax liability as at December 31, 2017 and June 30, 2017 are as follows:

	December 31, 2017	June 30, 2017
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,220	2,352
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(2,076)	(1,724)
Share issuance costs and deferred financing fees	(1,850)	(1,051)
Investment in film and television programs and acquired and library content	(5,730)	(7,782)
Intangible assets	(7,970)	(6,278)
Non-capital losses and other	15,410	17,619
Net deferred income tax liability	(17,691)	(14,559)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $64,391 at December 31, 2017 (June 30, 2017 - $60,510).

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Three months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (December 31, 2016 - 31%)	4,204	2,399	7,782	3,019
Income taxes increased (reduced) by:
Share-based compensation	316	496	686	896
Non-taxable portion of capital gain	(915)	—	(2,937)	—
Tax rate differential	(555)	(298)	(249)	(876)
Non-controlling interest	(567)	—	(1,006)	—
Tax rate change on opening balance	2,010	—	2,010	—
Other	(171)	(558)	(17)	(373)
Provision for income taxes	4,322	2,039	6,269	2,666

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

For the year ended June 30, 2018, the Company’s blended U.S. federal statutory tax rate is 27.5%, a result of using a tax rate of 34% for the six months ended December 31, 2017 and a reduced tax rate of 21% for the six months ended June 30, 2018.  As a result of the change in the U.S. federal statutory tax rate, the Company has recorded an estimated $2,000 expense, primarily as a result of the re-measurement of its deferred tax assets and deferred tax liabilities.  The Company’s deferred tax assets and deferred tax liabilities have been re-measured to reflect the reduced U.S. federal statutory tax rate expected to apply when the deferred tax assets and deferred tax liabilities are settled or realized in future periods; re-measuring the deferred tax assets and deferred tax liabilities involves estimating when the amounts will be settled or realized, and may be further revised if these estimates are ultimately different from actual future operating results.

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Finance income
Interest income	56	124	144	301
	56	124	144	301

Finance expense
Interest expense on bank indebtedness	243	52	335	79
Accretion of tangible benefit obligation	135	207	268	396
Interest on long-term debt, obligations under finance leases and other	11,951	4,711	23,334	9,153
Accreted interest on Senior Unsecured Convertible Debentures	834	—	834	—
Amortization of debt premium on Senior Unsecured Notes	—	13	—	69
Net foreign exchange loss (gain)	856	2,172	(10,425)	3,200
Loss (gain) on movement in fair value of the embedded derivatives on long-term debt	(7,400)	(325)	(7,400)	(2,100)
	6,619	6,830	6,946	10,797

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Investment in film and television programs
Direct production and new media costs	56,642	20,854	101,878	34,620
Expense of film and television programs	7,419	10,057	12,373	13,070
Expense of film and broadcast rights for broadcasting	3,934	5,955	9,394	11,826
Write-down of investment in film and television programs and acquired and library content	1,050	447	1,050	447
Development, integration and other	2,373	846	3,958	1,472
Amortization of acquired and library content (note 7)	3,791	2,526	7,690	5,827
Office and administrative	4,981	5,468	9,825	11,895
Finance expense, net	6,563	6,706	6,802	10,496
Investor relations and marketing	868	523	1,733	895
Professional and regulatory	1,864	1,164	3,183	2,146
Amortization of property and equipment and intangible assets	5,892	4,059	11,800	7,884
	95,377	58,605	169,686	100,578

The following sets out the components of employee benefits expense:
Salaries and employee benefits	11,985	10,884	23,589	19,456
Share-based compensation	1,019	1,601	2,213	2,891
	13,004	12,485	25,802	22,347
	108,381	71,090	195,488	122,925

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	December 31, 2017		June 30, 2017
	Fair value hierarchy	Fair value liability	Fair value hierarchy	Fair value liability

Foreign currency forwards(1)	Level 2	(284)	Level 2	(174)
Embedded derivatives(2)	Level 2	(15,791)	Level 2	—

(1) The fair value of forward currency contracts is determined using prevailing exchange rates.

(2) The fair value of embedded derivatives are estimated using valuation models.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2018	4,872
2019	9,129
2020	8,535
2021	6,839
Beyond 2021	30,117

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $17,631.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the six months ended December 31, 2017, the Company declared dividends totalling $5,365 (December 31, 2016 - $4,817). The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Capital disclosures (continued)

The Company’s capital at December 31, 2017 and June 30, 2017 is summarized in the table below:

	December 31, 2017	June 30, 2017
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	741,102	983,335
Less: Cash and cash equivalents and cash held in trust	(43,874)	(302,020)
Net debt	697,228	681,315
Total Shareholders’ Equity	422,649	415,853
	1,119,877	1,097,168

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Net income attributable to shareholders of the Company	7,411	5,755	15,559	7,127
Weighted average number of common shares	134,480,588	134,067,727	134,443,892	133,927,805
Basic earnings per share	0.06	0.04	0.12	0.05

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has three categories of potentially dilutive instruments which are convertible into common shares: stock options, performance share units and the Senior Unsecured Convertible Debentures. For the stock options, performance share units and the Senior Unsecured Convertible Debentures, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options, performance share units and Senior Unsecured Convertible Debentures. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance of performance share units.

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Earnings per common share (continued)

For the three and six month period ended December 31, 2017, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of performance share units, stock options and Senior Unsecured Convertible Debentures, was 411,939 and 562,008 respectively (December 31, 2016 - 1,102,390 and 1,021,838 respectively).

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Net income attributable to shareholders of the Company	7,411	5,755	15,559	7,127
Weighted average number of common shares	134,892,527	135,170,117	135,005,900	134,949,643
Diluted earnings per share	0.05	0.04	0.12	0.05

17	Statement of cash flows - supplementary information

Net change in non-cash working capital

	Six months ended
	December 31,	December 31,
	2017	2016
	$	$

Decrease (increase) in amounts receivable	(10,868)	(9,281)
Decrease (increase) in prepaid expenses and deposits	769	(2,677)
Decrease (increase) in long-term amounts receivable	7,178	(387)
Increase (decrease) in accounts payable and accrued liabilities	(37,371)	(15,053)
Increase (decrease) in deferred revenue	1,183	15,721
Tangible benefit obligation payments	(763)	(3,003)
	(39,872)	(14,680)

During the period, the Company paid and received the following:

	$	$

Interest paid	22,005	9,771
Interest received	144	301
Taxes paid	4,418	9,126

Cash and cash equivalents

	December 31,	June 30,
	2017	2017
	$	$

Cash	43,874	62,143
Cash equivalents	—	—
	43,874	62,143

(18)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Statement of cash flows - supplementary information (continued)

Net change in film and television programs

	Six months ended
	December 31,	December 31,
	2017	2016
	$	$

Decrease (increase) in development	(269)	(1,488)
Decrease (increase) in productions in progress	4,787	(6,297)
Decrease (increase) in productions completed and released	(14,400)	(24,824)
Expense of film and television programs	12,373	13,070
Decrease (increase) in program and film rights - broadcasting	(13,750)	(13,171)
Expense of film and broadcast rights for broadcasting	9,394	11,826
	(1,865)	(20,884)

Reconciliation between the opening and closing balances for liabilities from financing activities

		Senior
		Unsecured	Senior
	Term	Convertible	Unsecured	Finance
	Facility	Debentures	Notes	leases
	$	$	$	$

Balance - June 30, 2017	616,339	133,751	225,000	8,245
Repayments	(3,213)	—	(225,000)	(2,308)
Issue costs	(121)	(295)	—	—
Total financing cash flow activities	(3,334)	(295)	(225,000)	(2,308)

Amortization of deferred financing costs	2,027	531	—	—
New finance leases	—	—	—	1,255
Movement in fair value of embedded derivatives	—	(7,400)	—	—
Accreted interest on Senior Unsecured Convertible Debentures	—	834	—	—
Unrealized foreign exchange gain	(21,360)	—	—	—
Total financing non-cash activities	(19,333)	(6,035)	—	1,255
Balance - December 31, 2017	593,672	127,421	—	7,192

(19)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended December 31, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$

Revenues	4,100	14,237	103,604	121,941
Direct production cost and expenses, general and administrative expenses	3,343	8,299	77,070	88,712
Segment profit	757	5,938	26,534	33,229
Amortization of property and equipment and intangible assets				5,892
Finance expense, net				6,563
Amortization of acquired and library content				3,791
Other expense, net				3,423
Income before income taxes				13,560

	Three months ended December 31, 2016
	CPLG	DHX Television	Content	Consolidated
	$		$	$

Revenues	4,643	15,396	58,845	78,884
Direct production cost and expenses, general and administrative expenses	4,184	9,852	42,470	56,506
Segment profit	459	5,544	16,375	22,378
Amortization of property and equipment and intangible assets				4,059
Finance expense, net				6,706
Amortization of acquired and library content				2,526
Other expense, net				1,293
Income before income taxes				7,794

(20)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Six months ended December 31, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$

Revenues	9,114	28,324	183,124	220,562
Direct production cost and expenses, general and administrative expenses	6,154	16,668	141,366	164,188
Segment profit	2,960	11,656	41,758	56,374
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				11,800
Finance expense, net				6,802
Amortization of acquired and library content				7,690
Other expense, net				5,008
Income before income taxes				25,074

	As at December 31, 2017
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	19,324	19,324
Acquired and library content (note 7)	—	—	153,052	153,052
Property and equipment	566	205	29,293	30,064
Intangible assets	6,051	71,910	455,796	533,757
Goodwill	—	33,224	206,549	239,773
	6,617	105,339	864,014	975,970

	As at December 31, 2017
	$	$	$	$
Current liabilities
Bank indebtedness	—	—	12,817	12,817
Accounts payable and accrued liabilities	9,808	15,006	107,415	132,229
Deferred revenue	1,802	—	50,330	52,132
Interim production financing	—	—	98,419	98,419
Current portion of long-term debt and obligations under finance leases	—	—	9,492	9,492
	11,610	15,006	278,473	305,089

(21)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Six months ended December 31, 2016
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$

Revenues	10,543	30,834	91,341	132,718
Direct production cost and expenses, general and administrative expenses	8,096	20,498	68,205	96,799
Segment profit	2,447	10,336	23,136	35,919
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				7,884
Finance expense, net				10,496
Amortization of acquired and library content				5,827
Other expense, net				1,919
Income before income taxes				9,793

	As at June 30, 2017
	$	$	$	$
Non-current assets
Long-term amounts receivable	—	—	26,502	26,502
Acquired and library content (note 7)	—	—	155,940	155,940
Property and equipment	522	205	30,269	30,996
Intangible assets	6,692	71,910	476,806	555,408
Goodwill	—	33,224	207,310	240,534
	7,214	105,339	896,827	1,009,380

	As at June 30, 2017
	$	$	$	$
Current liabilities
Accounts payable and accrued liabilities	12,136	14,411	151,818	178,365
Deferred revenue	3,081	—	47,868	50,949
Interim production financing	—	—	101,224	101,224
Current portion of long-term debt and obligations under finance leases	—	—	234,876	234,876
	15,217	14,411	535,786	565,414

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DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$

Content
Production revenue	8,643	17,677	11,162	21,174
Distribution revenue	34,244	22,409	57,402	37,092
Merchandising and licensing and other revenue	42,722	8,336	78,927	12,238
Producer and service fee revenue	17,995	10,423	35,633	20,837
	103,604	58,845	183,124	91,341

DHX Television
Subscriber revenue	12,846	13,527	25,925	27,472
Promotion and advertising revenue	1,391	1,869	2,399	3,362
	14,237	15,396	28,324	30,834

CPLG
Third party brand representation revenue	4,100	4,643	9,114	10,543
	121,941	78,884	220,562	132,718

Of the Company’s $121,941 and $220,562 in revenues for the three and six month period ended December 31, 2017, (December 31, 2016 - $78,884 and $132,718), $56,304 and $100,211 was attributable to the Company’s entities based in Canada (December 31, 2016 - $52,144 and 89,626), $38,323 and $74,634 (December 31, 2016 -$317 and $725) was attributable to the Company’s entities based in the USA and $27,314 and $45,717 (December 31, 2016 -$26,423 and $42,367) was attributable to the Companies entities based outside of Canada and the USA.

As at December 31, 2017, the following non-current assets were attributable to the Company’s entities based in the USA: $123 of property and equipment, $405,608 of intangible assets, and $25,697 of goodwill (June 30, 2017 - $125, $422,170, and $26,742, respectively). As at December 31, 2017, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $2,102 of property and equipment, $31,716 of intangible assets and $5,212 of goodwill (June 30, 2017 - $2,091, $55,956, and $3,771 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

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